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RECEIVED MAY 3 0 2006 MAIL PROCESSING SECTION WASH. D.C. 209

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 32283

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2005 (MM/DD/YY) AND ENDING 03/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICON Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Fifth Avenue, Fourth Floor

(No. and Street)

New York,	NY	10011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Ng (212) 418-4734

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hayes & Company, LLP

(Name – *if individual, state last, first, middle name*)

477 Madison Avenue,	New York,	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 2 6 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MR

OATH OR AFFIRMATION

I, Thomas W. Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICON Securities Corp., as of March 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

DAVID J. VERLIZZO
Notary Public, State of New York
No.02VE6020342
Qualified in Nassau County
Commission Expires March 1, 2007

Notary Public

Signature

Thomas W. Martin, President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICON SECURITIES CORP.

(A wholly-owned subsidiary of ICON Capital Corp.)

Financial Statements and Supplementary Information

Year ended March 31, 2006

(With Independent Auditor's Report Thereon and Supplemental Report on Internal Control)

INDEX

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

Hays & Company LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA
CAROL S. MESSMAN, CPA

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

The Board of Directors and Stockholder
ICON Securities Corp.

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of ICON Securities Corp. (a wholly-owned subsidiary of ICON Capital Corp.) as of March 31, 2006 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICON Securities Corp. as of March 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Hays & Company LLP

May 24, 2006
New York, New York

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)
Statement of Financial Condition
March 31, 2006

ASSETS

Cash and cash equivalents	$	123,022
Accounts receivable from affiliate		74,683
Prepaid expenses		17,718
Total assets	$	215,423

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Due to Parent	$	24,022
Accrued expenses		15,000
Total liabilities		39,022
Stockholder's Equity:		
Common stock; no par value; $1 stated value; 200 shares authorized; 100 shares issued and outstanding		100
Additional paid in capital		33,100
Retained earnings		143,201
Total stockholder's equity		176,401
Total liabilities and stockholder's equity	$	215,423

See accompanying notes to financial statements.

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)
Statement of Income
Year Ended March 31, 2006

Revenue:	
Underwriting fees	$ 3,084,058
Expenses:	
Selling, general and administrative	2,706,611
Regulatory fees and assessments	32,079
Total expenses	2,738,690
Income before provision for income taxes	345,368
Provision for income taxes	138,372
Net income	$ 206,996

See accompanying notes to financial statements.

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)
Statement of Changes in Stockholder's Equity
Year Ended March 31, 2006

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance, April 1, 2005	100	$ 100	$ 33,100	$ 136,205	$ 169,405
Dividends declared	-	-	-	(200,000)	(200,000)
Net income	-	-	-	206,996	206,996
Balance, March 31, 2006	100	$ 100	$ 33,100	$ 143,201	$ 176,401

See accompanying notes to financial statements.

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)
Statement of Cash Flows
Year Ended March 31, 2006

Cash flows from operating activities:	
Net income	$ 206,996
Changes in operating assets and liabilities:	
Accounts receivable from affiliate	9,029
Prepaid expenses	508
Due to parent	(20,780)
Accrued expenses	6,500
Net cash provided by operating activities	202,253
Cash flows from financing activities:	
Dividends paid	(200,000)
Net increase in cash and cash equivalents	2,253
Cash and cash equivalents, beginning of year	120,769
Cash and cash equivalents, end of year	$ 123,022

See accompanying notes to financial statements.

(1) Organization

ICON Securities Corp. (the "Company") was incorporated in the State of Delaware on April 2, 1982 and is a wholly-owned subsidiary of ICON Capital Corp. ("Capital"). The Company is a registered broker-dealer, a member of the National Association of Securities Dealers, Inc. (the "NASD"), and is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (the "SEC") since the Company carries no customer funds or securities. The Company's primary business activity is to underwrite and sell units or shares in publicly registered equipment leasing partnerships or limited liability companies sponsored by Capital.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with an original maturity of three months or less when purchased to be cash equivalents.

The Company's cash and cash equivalents are held at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize its risk.

Income Taxes

The Company has elected to be included in the consolidated federal income tax return of ICON Holdings Corp. ("Holdings"), which is the parent of Capital. The Company is also included in the consolidated state and local income tax returns of Capital. It is the policy of Holdings and Capital to allocate a tax provision or benefit to its subsidiaries based on the estimated tax that would have been determined on a separate company basis.

Revenue Recognition

Underwriting fees are determined in accordance with the related publicly owned equipment leasing partnerships' or limited liability companies' prospectus and is recognized as units or shares are sold and no longer subject to refund.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Transactions with Related Parties

Capital is the General Partner or Manager of six publicly owned equipment leasing partnerships or limited liability companies (collectively the "Funds"). The Company earns 100% of its underwriting fees from the sale of securities (units or shares) of these Funds. During the year ended March 31, 2006, underwriting fees were derived from the sale of shares of ICON Income Fund Ten, LLC ("Fund Ten") and ICON Leasing Fund Eleven, LLC ("Fund Eleven"). Fund Ten discontinued accepting new capital contributions on April 5, 2005 and terminated its offering period. On April 21, 2005, Fund Eleven was declared effective by the SEC to issue shares and accept members. The Company earns a 2% underwriting fee from the gross proceeds of sales of all shares of the Funds. Sales of units for the other Funds for which Capital is the General Partner or Manager were completed prior to April 2003.

The Company and Capital have entered into an expense sharing agreement whereby Capital allocates a portion of its rent, salaries, commissions, employee benefits and other reasonable business expenses to the Company in connection with the operation of its sales activities. Capital also acts as a paymaster for the Company's direct expenses. During the year ended March 31, 2006, 100% of the Company's expenses were paid or incurred by Capital and allocated to the Company in accordance with the terms of the expense sharing agreement.

The financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

(4) Income Taxes

Allocated income taxes for the year ended March 31, 2006 consisted of $105,897 for Federal income taxes and $32,475 for state and local income taxes.

(5) Net Capital Requirements

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act"), the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Under Rule 15c3-1, and the related rules of the NASD, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and may be prohibited from expanding its business if the ratio exceeds 10 to 1.

At March 31, 2006, the Company's ratio of aggregate indebtedness to net capital was 1.04 to 1. At March 31, 2006, the Company had net capital of $84,000, which was $79,000 in excess of its required minimum net capital.

The SEC may restrict for a period of up to twenty business days any withdrawal by a broker-dealer of equity capital, as defined, if such withdrawal, when aggregated with all other withdrawals of equity capital on a net basis during a thirty calendar day period, exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)
Supplementary Information
Computation of Net Capital and Aggregate Indebtedness Required by Rule 15c3-1
of the Securities and Exchange Commission
March 31, 2006

NET CAPITAL		
Total stockholder's equity	$	176,401
Less nonallowabe assets:		
Due from affiliate		74,683
Prepaid expenses		17,718
Net capital	$	84,000
Minimum net capital requirement (6 2/3% of aggregate indebtedness)	$	2,601
Minimum dollar net capital requirement	$	5,000
Net Capital requirement (greater of above amounts)	$	5,000
Excess net capital	$	79,000
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	80,098
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness from statement of financial condition	$	39,022
Ratio of aggregate indebtedness to net capital		.46:1
RECONCILIATION PURSUANT TO RULE 17-a5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION		
Net capital, as reported in the Company's Part IIA of the FOCUS report (unaudited)	$	60,470
Audit adjustment, principally related to mispostings of salaries and benefits and income tax benefit		23,530
Net capital, as adjusted	$	84,000

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA
CAROL S. MESSMAN, CPA

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

To the Board of Directors and Stockholder
ICON Securities Corp.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 FOR A BROKER-DEALER CLAIMING EXCEPTION FROM RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

In planning and performing our audit of the financial statements and supplementary information of ICON Securities Corp. (the "Company") for the year ended March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. And, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hays & Company LLP

May 24, 2005
New York, New York